================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              __________________

                          AMERICAN TELECASTING, INC.
                               (Name of Issuer)

                              __________________

                Class A Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                              __________________

                                  030151 10 4
                                (CUSIP Number)

                              __________________

                                 Don A. Jensen
                         Vice President and Secretary
                              Sprint Corporation
                                P.O. Box 11315
                          Kansas City, Missouri 64112
                                (913) 624-3326
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copy to:

                           Bruce N. Hawthorne, Esq.
                                King & Spalding
                             191 Peachtree Street
                          Atlanta, Georgia 30303-1763
                           Telephone: (404) 572-4600

                                April 26, 1999
      (Date of Event which Requires Filing of Statement on Schedule 13D)

                              __________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 030151 10 4
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sprint Corporation
      48-0457967
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Kansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,784,351
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,784,351
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      The foregoing amounts exclude any shares of Common Stock that may be held by executive officers and directors of the Reporting Person, if any. The Reporting Person disclaims beneficial ownership of any shares held by such officers and directors.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of American Telecasting, Inc., a Delaware corporation (the "Company"), covered by certain voting agreements entered into between Sprint Corporation, a Kansas corporation ("Sprint" or the "Reporting Person"), and certain significant stockholders of the Company. The voting agreements were entered into in connection with, and as an inducement to Sprint to enter into, an Agreement and Plan of Merger with the Company which provides for, among other things, the merger of a newly formed subsidiary of Sprint with and into the Company, as described in Item 4 herein.

          The address of the Company's principal executive offices is 5575 Tech Center Drive, Suite 300, Colorado Springs, Colorado 80919.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a)--(c), (f) This Statement is being filed by Sprint. Sprint's principal business address is 2330 Shawnee Mission Parkway, Westwood, Kansas 66205. Sprint is a diversified telecommunications service provider. Its principal activities include long distance service, local service, wireless personal communications services, product distribution and directory publishing activities, and other telecommunications activities, investments and alliances. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Sprint and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I hereto and are incorporated herein by reference. Each
             ----------
of such directors and executive officers is a citizen of the United States, except that Michel Bon is a citizen of France and Ron Sommer is a citizen of Germany.

          (d)--(e) During the past five years, neither Sprint nor, to the best knowledge of Sprint, any of the persons listed in Schedule I have been convicted
                                                  ----------
in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No separate consideration was paid by Sprint in connection with the Voting Agreements (as defined below). However, the shares of Common Stock subject to the Voting Agreements are covered by the Merger Agreement (as defined below). If Sprint acquires all of the outstanding shares of Common Stock pursuant to the Merger (as defined below), Sprint will pay $167,818,001 for such shares, based on the number of shares of Common Stock outstanding as of April 26, 1999, as represented by the Company in the Merger Agreement. All amounts to be paid by Sprint for the securities covered by the Merger Agreement, including those subject to the Voting Agreements, will be funded from amounts available in its cash accounts.

ITEM 4.  PURPOSE OF THE TRANSACTION.

          Sprint entered into the Merger Agreement and the related Voting Agreements with the intent of acquiring control of, and the entire common equity interest in, the Company.

          MERGER AGREEMENT. Sprint, DD Acquisition Corp., a wholly owned subsidiary of Sprint incorporated under the laws of the State of Delaware (the "Subsidiary"), and the Company have entered into an Agreement and Plan of Merger, dated as of April 26, 1999 (the "Merger Agreement"), pursuant to which the parties have agreed that the Subsidiary will complete a merger with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger. The Merger Agreement provides that each outstanding share of Common Stock will be canceled in the Merger and converted into the right to receive $6.50 in cash, without interest (the "Merger Consideration"). Upon completion of the Merger, Sprint will own all of the outstanding shares of Common Stock of the Company.

          Pursuant to the Merger Agreement, the Company agreed to establish a rights plan ("Rights Plan") pursuant to which a right (each, a "Right") to purchase a new class of preferred stock of the Company will be distributed as a dividend on each share of Common Stock. Pursuant to the Rights Plan, which was adopted by the Company on April 30, 1999, if any person acquires, or announces an intent to acquire, beneficial ownership of 15% or more of the Common Stock (other than pursuant to an offer for all shares which is fair to and otherwise in the best interests of the Company), then each Right not owned by such 15% or more stockholder or certain related parties will entitle its holder to purchase from the Company, at the Right's then-current price, shares of Common Stock having a value of two times the Right's exercise price (initially $27 per right). The Company has agreed pursuant to the Merger Agreement that the Merger and the other transactions to occur pursuant to the Merger Agreement will not be subject to the Rights Plan, and all rights to purchase the preferred stock established pursuant to such plan shall expire at the effective time of the Merger. For purposes of this Statement, the term "Common Stock" includes all associated Rights pursuant to the Rights Plan. The Merger Agreement also contains provisions regarding board recommendations, alternative acquisition proposals and termination fees payable to Sprint in the event of certain termination events by the Company.

          VOTING AGREEMENTS. In connection with the Merger Agreement and as an inducement to Sprint's willingness to enter into the Merger Agreement, Sprint has entered into a Voting Agreement dated as of April 26, 1999 with each of the following stockholders of the Company (each, a "Stockholder"): (i) Robert D. Hostetler, covering 447,975 shares of Common Stock; (ii) Donald R. DePriest, covering 2,645,236 shares of Common Stock; (iii) CFW Communications Foundation, covering 74,322 shares of Common Stock; (iv) CFW Communications Company, covering 1,412,112 shares of Common Stock; and (v) MCT Investors, L.P., covering 2,204,706 shares of Common Stock (including 41,058 shares owned by an affiliate of MCT Investors, L.P.)

(all of such agreements collectively are referred to herein as the "Voting Agreements"). The aggregate number of shares of Common Stock covered by the Voting Agreements is 6,784,351.

          Pursuant to the Voting Agreements, each Stockholder granted Sprint an irrevocable proxy to vote the shares covered by the applicable Voting Agreement in favor the Merger Agreement and related matters and against certain competing transactions that may be proposed. The Stockholders retain the right to vote the shares covered by the Voting Agreements on all other matters that may be brought before stockholders of the Company, provided that such vote is not inconsistent with the purposes of the Voting Agreements. In addition, the Voting Agreements generally provide that the Stockholders may not sell, transfer, pledge or otherwise dispose of, directly or indirectly, any of the shares of Common Stock covered by the Voting Agreements.

          The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, (ii) consummation of the Merger or (iii) recommendation of the board of directors of the Company of a superior acquisition proposal that would entitle stockholders of the Company to consideration of at least $1.00 per share greater than the Merger Consideration.

          Sprint may in the future enter into additional agreements by which Sprint receives a proxy to vote shares of Common Stock of the Company.

          THE MERGER.  The board of directors of the Company has approved and
          ----------
adopted the Merger and the Merger Agreement. Pursuant to the Merger Agreement, the Company will be required to submit the Merger and the Merger Agreement to the Company's stockholders for approval at a special meeting of stockholders convened for that purpose. The Merger Agreement must be approved by the vote of the holders of a majority of the outstanding stock of the Company entitled to vote. Each share of Common Stock is entitled to one vote per share. Pursuant to the Voting Agreements, Sprint has the right to vote the shares covered by the Voting Agreements, approximately 26.3% of the outstanding Common Stock of the Company, in favor of the Merger Agreement.

          If the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of the Merger will have the right under the Delaware General Corporation Law (the "DGCL") to dissent and demand appraisal of, and receive payment in cash of the fair value of, their shares of Common Stock outstanding immediately prior to the effective date of the Merger in accordance with Section 262 of the DGCL.

          Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of such shares of Common Stock could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Common Stock. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the amount to be paid per share of Common Stock in the Merger.

          THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

          The foregoing description of the DGCL is not necessarily complete and is qualified in its entirety by reference to the DGCL.

          PLANS FOR THE COMPANY. It is currently expected that initially following the consummation of the Merger, the business and operations of the Company will continue as they currently are conducted without substantial change. Sprint will continue to evaluate all aspects of the business, operations and management of the Company after the Merger and will take such further actions as it deems appropriate under the circumstances then existing.

          Except as described above, none of Sprint, the Subsidiary nor, to the best knowledge of Sprint and the Subsidiary, any of the persons listed on
Schedule I have any present plans or proposals that would relate to or result in
----------
an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the capitalization or dividend policy of the Company or any other material change in the Company's corporate structure or business or the composition of its board of directors or management.

          The above descriptions of the Merger Agreement and the Voting Agreements and the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference into this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The information set forth in Item 4 is hereby incorporated herein by reference. Under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, Sprint is deemed to have beneficial ownership over the 6,784,351 shares of Common Stock covered by the Voting Agreements. These shares represent approximately 26.3% of the outstanding Common Stock of the Company.

          (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0, (ii) with respect to which there is shared voting power is

6,784,351, (iii) with respect to which there is sole dispositive power is 0, and
(iv) with respect to which there is shared dispositive power is 0.

          (c) Except as set forth in Item 4, Sprint has not effected any transactions in the Common Stock during the past 60 days.

          (d)--(e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth in Items 2, 4 and 5 is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed herewith:

        Exhibit No.
        ----------

          1. Agreement and Plan of Merger among Sprint, DD Acquisition Corp. and the Company dated as of April 12, 1999.
          2. Voting Agreement between Sprint and Robert D. Hostetler dated as of April 26, 1999.
          3. Voting Agreement between Sprint and Donald R. DePriest dated as of April 26, 1999.
          4. Voting Agreement between Sprint and CFW Communications Foundation dated as of April 26, 1999.
          5. Voting Agreement between Sprint and CFW Communications Company dated as of April 26, 1999.
          6. Voting Agreement between Sprint and MCT Investors, L.P. dated as of April 26, 1999.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 6, 1999                         SPRINT CORPORATION



                                                 By: /s/ Don A. Jensen
                                                    --------------------------
                                                    Title:  Vice President

                                  SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                             of Sprint Corporation

                                                                             Principal Business or
                                                                             Organization in Which
     Name                  Principal Occupation And Business              Such Business is Conducted
     ----                  ---------------------------------              ---------------------------
DuBose Ausley              Director of Sprint Corporation.  Chairman      Law
                           of a law firm, Ausley & McMullen, P.O.
                           Box 391, Tallahassee, FL 32302

Warren L. Batts            Director of Sprint Corporation.  Retired       Retired; manufacturing
                           Chairman and Chief Executive Officer of
                           Tupperware Corporation and retired
                           Chairman of Premark International, Inc.,
                           Suite 214, One Northfield Plaza,
                           Northfield, IL 60093

John E. Berndt             President of Sprint International, 2330        Telecommunications
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

Gene M. Betts              Senior Vice President and Treasurer of         Telecommunications
                           Sprint Corporation, 2330 Shawnee
                           Mission Parkway, Westwood, KS 66205

Michel Bon                 Director of Sprint Corporation.  Chairman      Telecommunications
                           of France Telecom, 6 Place d'Alleray,
                           75505 Paris Cedex 15, France

Kevin E. Brauer            President National Integrated Services of      Telecommunications
                           Sprint Corporation, 7301 College
                           Boulevard, Overland Park, KS 66210

J. Richard Devlin          Executive Vice President and General           Telecommunications
                           Counsel of Sprint Corporation, 2330
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

William T. Esrey           Chairman and Chief Executive Officer and       Telecommunications
                           Director of Sprint Corporation, 2330
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

Michael B. Fuller          President Local Telecommunications             Telecommunications
                           Division of Sprint Corporation, 5454 West
                           110/th/ Street, Overland Park, KS 66211

Irvine O. Hockaday, Jr.    Director of Sprint Corporation.                Manufacturing
                           President and Chief Executive
                           Officer of Hallmark Cards, Inc.,
                           2501 McGee Trafficway, Kansas City,
                           MO 64108

Harold S. Hook             Director of Sprint Corporation.  Retired       Retired; Financial Services
                           Chairman and Chief Executive Officer of
                           American General Corporation, Suite
                           W16-01, 2727 Allen Parkway, Houston,
                           TX 77019

Arthur B. Krause           Executive Vice President and Chief             Telecommunications
                           Financial Officer of Sprint Corporation,
                           2330 Shawnee Mission Parkway,
                           Westwood, KS 66205

Arthur A. Kurtze           Senior Vice President One Sprint               Telecommunications
                           Strategic Development of Sprint
                           Corporation, 2330 Shawnee Mission
                           Parkway, Westwood, KS 66205

Ronald T. LeMay            President and Chief Operating Officer and      Telecommunications
                           Director of Sprint Corporation, 2330
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

Linda Koch Lorimer         Director of Sprint Corporation.  Vice          Education
                           President and Secretary of Yale
                           University, P.O. Box 208230, New Haven,
                           CT 06520

John P. Meyer              Senior Vice President and Controller of        Telecommunications
                           Sprint Corporation, 2330 Shawnee
                           Mission Parkway, Westwood, KS 66205

Charles E. Rice            Director of Sprint Corporation.  Vice          Banking
                           Chairman-Corporate Development of
                           Bank of America, P.O. Box 40789,
                           Jacksonville, FL 32203

Theodore H. Schell         Senior Vice President Strategic Planning       Telecommunications
                           and Corporate Development of Sprint
                           Corporation, 2330 Shawnee Mission
                           Parkway, Westwood, KS 66205

Ron Sommer                 Director of Sprint Corporation.  Vice          Telecommunications
                           Chairman of the Board of Management of
                           Deutsche Telekom A.G., Friedrich-Ebert-
                           Allee 140, 53113 Bonn, Germany

Andrew J. Sukawaty         President of Sprint PCS, 4900/4800 Main,       Telecommunications
                           Kansas City, MO 64112

Stewart Turley             Director of Sprint Corporation.  Retired       Retired; national chain of
                           Chairman of Eckerd Corporation, Suite          pharmacies
                           201, 1465 South Fort Harrison Avenue,
                           Clearwater, FL 33756

I. Benjamin Watson         Senior Vice President Human Resources          Telecommunications
                           of Sprint Corporation, 2330 Shawnee
                           Mission Parkway, Westwood, KS 66205

Thomas E. Weigman          Senior Vice President Consumer Market          Telecommunications
                           Strategy and Communications of Sprint
                           Corporation, 2330 Shawnee Mission
                           Parkway, Westwood, KS 66205